Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

July 19, 2004

VIA EDGAR TRANSMISSION

Peggy Fisher
Assistant Director
Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Registration Statement on Form S-1 (File No. 333-113664)
of Viasystems Group, Inc. (the “Company”)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby request the withdrawal of the Company’s registration statement on Form S-1, together with all amendments thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2004 and was subsequently amended.

     In light of current market conditions, the Company has determined not to effect the initial public offering to which the Registration Statement relates at this time. No securities have been sold pursuant to the Registration Statement and all activity in connection with the Registration Statement has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

     The Company may, in the future, undertake a private offering of securities in reliance on Rule 155(c) of the Securities Act.

     Should any questions arise in connection with the foregoing, please contact the undersigned at (314) 727-2087 or R. Scott Cohen of Weil, Gotshal & Manges LLP at (214) 746-7738. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (314) 746-2299, with a copy to R. Scott Cohen via facsimile at (214) 746-7777.

Sincerely, VIASYSTEMS GROUP, INC.
By:	/s/ DAVID J. WEBSTER
David J. Webster
Senior Vice President